Exhibit 21.1

Subsidiaries of Oscar Health, Inc.

Legal Name	Jurisdiction of Incorporation
Mulberry Insurance Agency	Delaware
Mulberry Management Corporation	Delaware
Mulberry Ohio Management Corporation	Ohio
Oscar Buckeye State Insurance Corporation	Ohio
Oscar Garden State Insurance Corporation	New Jersey
Oscar Golden State Managed Care (HMO)	California
Oscar Health Plan of California	California
Oscar Health Plan of Georgia	Georgia
Oscar Health Plan of New York, Inc.	New York
Oscar Health Plan of North Carolina	North Carolina
Oscar Health Plan of Pennsylvania, Inc.	Pennsylvania
Oscar Health Plan, Inc.	Arizona
Oscar Insurance Company	Texas
Oscar Insurance Company of Florida	Florida
Oscar Insurance Corporation	New York
Oscar Insurance Corporation of New Jersey	New Jersey
Oscar Insurance Corporation of Ohio	Ohio
Oscar Managed Care of South Florida, Inc.	Florida